March 4, 2009

VIA EDGAR
Terence S. O'Brien, Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:     Charmed Homes Inc.
           Revised Preliminary Information Statement on Schedule 14C
           Filed January 27 and 30, 2009
           File No. 0-53285

Dear Mr. O'Brien:

     This letter has been prepared in response to your request for Charmed Homes Inc. ("Charmed" or the "Company") to respond to the comments of the United States Securities and Exchange Commission (the "SEC" or the "Commission") as memorialized in your February 13, 2009 letter to me (the "Comment Letter") concerning the above-referenced revised Preliminary Information Statement on Schedule 14C (the "Schedule 14C").

     Concurrently with the filing of this Response Letter, the Company is also filing Amendment No. 3 to the Schedule 14C (the "Amendment"), which Amendment incorporates, as appropriate, the responses of the Company contained herein.

COMMENT 1:

Item 1 of Schedule 14C requests the information called for by all of the items of Schedule 14A that would be applicable to any matter to be acted upon at the meeting if proxies were to be solicited in connection with the meeting.

Therefore, although Mr. Quinn and Mr. Liggins have approved the transaction and you are not soliciting proxies, the information statement should include the information requested by Item 14 of Schedule 14A, as if proxies were to be solicited. Please revise to provide the full annual and interim financial statements for Intela Sight, Inc. ("Iveda") as outlined in Item 14, which refers to Part C and Item 17 of Form S-4.

RESPONSE:

We have included financial statements for IntelaSight, Inc. for the years ended December 31, 2008 and 2007 as Appendix C to the Amendment. The 2007 financials were audited and the 2008 financials have not been audited. Pursuant to Item 1140.5 "Audit Requirement for Non-Reporting Target" of the Division of Corporation Finance Financial Reporting Manual, we request that you accept the unaudited financials for 2008. Providing audited 2008 financials is impractical at this early date in 2009 for IntelaSight, Inc. and would create a hardship for Charmed to complete the merger in a timely fashion as provided below. We have also addressed the issues raised in our conference call with Leslie Overton. The 2008 audit is underway and audited 2008 financials will be provided for IntelaSight, Inc. in the jumbo Form 8-K that will be filed upon the closing of the merger.

It is critical to both Charmed and IntelaSight that the Schedule 14C be mailed to Charmed's shareholders as quickly as possible. The Merger Agreement between the parties allowed termination if the merger did not close by February 28, 2009. The parties have agreed to extend this deadline to March 31, 2009, but with the 20 day post-Schedule 14C mailing waiting period, Charmed needs to be able to mail the Schedule 14C to its shareholders in the next several days to be able to

Comment Response Letter v2 (PRE 14C)	3/4/2009

Terence S. O'Brien, Accounting Branch Chief
Division of Corporate Finance

meet the March 31 closing deadline, and IntelaSight's 2008 audit will not be available in time for this.

In connection with our response to your inquiry, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning this Response Letter, please contact me at (403) 831-2202.

Very truly yours,

IAN QUINN

Ian Quinn
President and CEO

cc:     Stephen R. Boatwright, Esq.
                          (via fax – 602-248-2822)
          Conrad C. Lysiak, Esq.
                          (via fax – 509-747-1770)

Comment Response Letter v2 (PRE 14C)